Lyn Shenk                                                                                                April 2, 2012
Branch Chief
United States Security and Exchange Commission CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

RE:          John Wiley & Sons Inc.
Form 10-K; For the Year Ended April 30, 2011
File Number: 001-11507

Dear Mr. Shenk:

This letter sets forth the responses of the management of John Wiley & Sons Inc. (the “Company” or “JWS”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 22, 2012.

Management acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company’s responses are set forth below. The response numbers correspond to the numbers presented in the staff’s letter.

Item 7. Management’s Discussion and Analysis of Business, Financial Condition and Results of Operations

Liquidity and Capital Resources- Fiscal Year 2011, page 31

1.
We note your statement that working capital is negative as a result of unearned deferred revenue related to subscriptions for which cash has been collected in advance. However, when you receive cash in advance you have an increase in cash with an equal increase in deferred revenue liability, which in and of itself would not create a working capital deficiency as both current assets and liabilities are increased.  Please revise this disclosure as appropriate

JWS’s working capital in each of the last five years was negative: ($229mm)-2011; ($189mm)-2010; ($157mm)-2009; ($244mm)-2008 and ($200mm)-2007. We agree with the SEC’s comment that cash received in advance for a subscription offsets the deferred revenue liability at the time of receipt. However, this cash is often invested within the business outside of working capital for purposes such as paying down long term debt; funding operations; paying dividends; and purchasing treasury shares.

Although negative working capital is not unique to JWS, we believe it is atypical for most companies to hold a negative working capital position. Not all book publishers have a subscription business in which cash proceeds are received before delivery of the published product. Cash received in advance of the delivery of product is an important financial aspect of our subscription business which represents approximately 40% of the Company’s annual revenue. As such, we believe it is important to clarify to our investors the predominant reason for the negative working capital position. That is, to distinguish JWS from a highly leveraged Company that has negative capital due to current debt or trade credit. We are therefore proposing the following changes to our future disclosure:

“Working capital at April 30, 20XX was negative $XXX.X million. The primary driver of the negative working capital is unearned deferred revenue related to subscriptions for which cash has been collected in advance. Cash received in advance for subscriptions is used by the Company for a number of purposes including paying down debt; funding operations; paying dividends; and purchasing treasury shares. The deferred revenue will be recognized in income as the products are shipped or made available online to the customers over the term of the subscription. Current liabilities as of April 30, 20XX include $XXX.X million of such deferred subscription revenue for which cash was collected in advance. At April 30, 20XX cash on hand was $XXX.X million.”

Item 9A. Controls and Procedures, page 83

2.
Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms or that they include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and please revise to state management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

The Company represents that its conclusion regarding the effectiveness of disclosure controls and procedures within its April 30, 2011 Form 10-K considers the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  The Company will disclose the full definition as defined within Exchange Act Rules 13a-15(e) and 15d-15(e) within Item 9A of all future Form 10-K filings.

Part III, page 83

3.
Please revise this section to incorporate by reference all of the information required by Part III of Form 10-K or advise.  We note, for example, certain cross-references do not appear to match captions in the definitive proxy statement, such as the cross-reference to “Certain Information Concerning the Board” in Item 10, do not appear to include all of the information required by each Item, such as the cross-reference to “Beneficial Ownership of Directors and Management” in Item 12 and the “Report of the Audit Committee” in Item 14, or do not appear to be included at all, such as in Item 13.

The Company will revise Part III of Form 10-K to reference all required information, ensuring that all cross-references in the Form 10-K are consistent with those in the definitive proxy statement.

Item 10.  Directors, Executive Officers and Corporate Governance, page 83

4.	Please revise your filing to briefly describe the business experience of each executive officer during the past five years. Refer to Item 401(e) of Regulation S-K.

The Company will revise the business experience of each executive officer to include their business experience during the past five years within all future Form 10-K filings.

Signatures, page 87

5.
Please revise the second half of your signature page to track the language set forth in the Signatures section of Form 10-K and include the signatures of your principal executive officer, principal financial officer and principal accounting officer.  Refer to General Instruction D of Form 10-K.

The Company will revise the presentation of its signatures page within all future Form 10-K filings to meet the signature requirements of General Instruction D of Form 10-K.

If you have any further questions please do not hesitate to contact me at 201-748-6640 or Ellis Cousens, Chief Financial Officer at 201-748-6534.

Sincerely,

/s/ Stephen M. Smith
President and Chief Executive Officer